UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41181

Yoshitsu Co., Ltd

(Translation of registrant’s name into English)

Harumi Building, 2-5-9 Kotobashi,

Sumida-ku, Tokyo, 130-0022

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Registered Direct Offering and Private Placement

On January 26, 2024, Yoshitsu Co., Ltd, a stock company incorporated pursuant to the laws of Japan (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (the “Purchasers”), pursuant to which the Company agreed to sell 5,970,152 of its American Depositary Shares (“ADSs”), at a purchase price of $0.67 per ADS, in a registered direct offering, pursuant to an effective shelf registration statement on Form F-3 (File No. 333-274076) previously filed with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on September 8, 2023. In a concurrent private placement pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and Regulation D thereunder, the Company also agreed to sell to the same investors warrants (the “Warrants”) to purchase up to 5,970,152 ADSs at a purchase price of $0.67 per ADS (together with the registered direct offering, the “Offering”).

On January 26, 2024, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent a placement agent fee equal to 7.5% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent up to $50,000 for the reasonable and accounted fees and expenses of legal counsel.

The Company agreed, for a period of 90 days after the closing of the Offering, that neither the Company nor any of its subsidiary will issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any ADSs, ordinary shares, or ordinary shares equivalent or file any registration statement, or amendment or supplement thereto, with the SEC, other than a prospectus filed with the SEC pursuant to Rule 424(b) in connection with the Offering, subject to certain exceptions in the Placement Agency Agreement.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s ordinary shares entered into lock-up agreements (the “Lock-Up Agreement”), pursuant to which they agreed, among other things, not to directly or indirectly offer, sell, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for the ordinary shares of the Company for six months following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering to expand overseas markets and for daily operations. The Offering closed on January 30, 2024 and the Company received gross proceeds of approximately $4 million.

Copies of the form of the Purchase Agreement, the form of Lock-Up Agreement, the form of Warrant, and the Placement Agency Agreement are attached hereto as Exhibits 10.1, 10.2, 10.3, and 10.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, the Lock-Up Agreement, the Warrants, and the Placement Agency Agreement are subject to, and qualified in their entirety by, such documents.

On January 26, 2024, the Company issued a press release announcing the pricing of the Offering. On January 30, 2024, the Company issued a press release announcing the closing of the Offering. Copies of the press releases are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference. A copy of the legal opinion issued by the Company’s Japanese counsel City-Yuwa Partners is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of City-Yuwa Partners
10.1	Form of the Purchase Agreement
10.2	Form of Lock-Up Agreement
10.3	Form of Warrant
10.4	Placement Agency Agreement dated January 26, 2024
99.1	Press Release dated January 26, 2024
99.2	Press Release dated January 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yoshitsu Co., Ltd

Date: January 30, 2024	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

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